UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-12(I)-A

Statement Pursuant to Section 12(i) of Public Utility Holding Company
Act of 1935 by a Person Employed or Retained by a Registered Holding
Company or a Subsidiary Thereof

Note: This form is prescribed for statements to be filed within 10 days after the date of each activity within the scope of Section 12(i) of the Act and for supplemental monthly statements which are required to be filed within 10 days after the close of each calendar month in which expenses are incurred or compensation received in connection with such activity. (Inapplicable to the extent that advance statements are duly filed on Form U-12(I)-B.)

1.     Name and business address of person filing statement.

        Michael C. Wilhelm, Senior Vice President, Accounting, E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, Germany.

2.     Names and business addresses of any persons through whom the undersigned has engaged in activities described in item 4 below.

        Not applicable.

3.     Registered holding company systems involved.

        E.ON AG (“E.ON”) and its subsidiaries.

4.     Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than “routine expenses” are contemplated.

        I have been engaged by E.ON in presenting and advocating on behalf of E.ON in connection with meetings with the U.S. Securities and Exchange Commission (“SEC”) and its staff on July 5-8, 2005 with respect to matters currently before the SEC.

5.     (a)   Compensation received and to be received by the undersigned, and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

Salary or Other Compensation
Name of recipient	Received (a)	to be (b)	Person or company from whom received or to be received
Michael Wilhelm	Regular salary	Regular salary	E.ON AG

        (b)   Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above) and the total amount being paid over by the undersigned to each such person.

        Not applicable.

6.     Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

        (a)     Total amount of routine expenses charged to client: Regular and routine travel, meals and lodging expenses, not to exceed $10,000.

        (b)     Itemized list of all other expenses: None.

E.ON AG
Date: July 8, 2005	By: /s/ Michael C. Wilhelm Senior Vice President, Accounting